

March 30, 2015

Via E-mail
Michael G. Moore
Chief Executive Officer
Gulfport Energy Corporation
14313 North May Avenue, Suite 100
Oklahoma City, OK 73134

> **Re:** **Gulfport Energy Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2013**
> **Filed February 28, 2014**
> **Form 10-K for the Fiscal Year ended December 31, 2014**
> **Filed February 27, 2015**
> **Response letter dated March 3, 2015**
> **File No. 0-19514**

Dear Mr. Moore:

We have reviewed your March 3, 2015 response to our comment letter and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2014

Management's Discussion and Analysis, page 54

Overview, page 54

1. We note your risk factor disclosure on page 21, indicating that if prices do not improve above current levels, your "operations" and "financial condition" may be "materially and adversely affected" and you may need to make "substantial downward adjustments" to your estimated proved reserves. You provide similar disclosure under commodity price risk on page 66.

    Items 303(a)(1), (2)(ii) and (3)(ii) of Regulation S-K require you to address the reasonably likely effects of trends and uncertainties on liquidity, capital resources, and results of operations. Given this, explain to us how you have considered providing more extensive discussion, including, where reasonably practicable, quantification of the impact of current commodity prices on your liquidity, capital resources and results of operations. As part of your response, address your drilling plans as well as your accounting estimates related to both the ceiling test and your reported reserve volumes.

Refer to the guidance in FRC §§ 501.12.a, 501.12.b.3, and 501.14 (Sections III.A, III.B.3, and V of SEC Release Nos. 33-8350; 34-48960; FR-72), as it relates to disclosures in an introductory section or overview, the effects of material trends and uncertainties, and critical accounting estimates.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or, in his absence, Lily Dang, Staff Accountant, at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief